SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Elixir Gaming Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28661G105
(CUSIP Number)

James E. Crabbe 1305 SW Myrtle Court Portland, OR 97201 (503) 223-6744
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28661G105

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) James E Crabbe
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): PF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 8,488,000
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 200,000
10.SHARED DISPOSITIVE POWER: 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
8,488,000
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.55%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	Security and Issuer

Common Stock

Elixir Gaming Technologies, Inc.
1120 N. Town Center Drive, Suite 260
Las Vegas, NV 89144

Item 2.	Identity and Background.

(a)	James E. Crabbe

(b)	1305 SW Myrtle Court Portland, OR 97201

(c)	Retired

(d)	N/A

(e)	N/A

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of Transaction

Investment

Item 5.	Interest in Securities of the Issuer.

(a)	8,488,000 Common Shares, 7.55%

(b)	8,488,000 Common Shares

(c)	On November 18, 2008, Mr. Crabbe bought 2,000,000 shares of Elixir Gaming Technologies, Inc. ("EGT") common stock. On December 9, 2008, Mr. Crabbe bought 1,000,000 shares of EGT common stock. On December 19, 2008, Mr. Crabbe sold 222,577 shares of EGT common stock. On December 22, 2008, Mr. Crabbe sold 289,423 shares of EGT common stock.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

N/A

Item 7.	Material to be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2009	By:	/s/ James E. Crabbe
James E. Crabbe
Title